September 19, 2018

Re:      OBITX, Inc.

Amendment No. 5 to Registration Statement on Form S-1 Filed August 29, 2018

File No. 333-222978

To Whom It May Concern:

We have reviewed your letter received on September 14, 2018, and spoken with Thomas G. Amon concerning the telephonic notes, and our responses are listed below along with the filing of Amendment #6 to Registration Statement on Form S-1.

General

1. The agreement that you filed as an exhibit in response to prior comment 1 provides for a finder’s fee to the extent that you refer clients that may be interested in investing in ICOMethod’s area of operations, including initial coin offerings, capital raising ventures, and joint ventures. In this regard, we also note the mCig press release dated January 24, 2018 indicates that ICOMethod took “an equity position in two upcoming companies’ pre-ICO projects.” Please specifically describe each of the services that ICOMethod provides and clarify whether ICOMethod holds client funds and securities, solicits investors, or negotiates or effects transactions in securities. Provide a detailed explanation as to why you and ICOMethod do not need to register as broker-dealers under Section 15(b) of the Exchange Act.

OBITX does not provide any services that require it to be a broker-dealer under Section 15(b) of the Exchange Act.  Nor does ICO Method, LLC.  Neither company hold client funds and securities, solicits investors, or negotiates or effects transactions in securities, or any other act that would require either business to be registered as a broker-dealer.

We have added the following paragraph for clarification in the MDA section of the prospectus:

We will not provide any services that require us to be a broker-dealer under Section 15(b) of the Exchange Act.  We will not hold client funds and securities, solicits investors, or negotiates or effect transactions in securities, or any other act that would require either business to be registered as a broker-dealer.

Notes to Financial Statements for the interim period ended April 30, 2018

Note 2. Summary of Significant Accounting Policies

Revenue Recognition Policies, page F-18

2. We note that your revised disclosures here appear to address your revenue recognition policies under ASC 605. Since you adopted ASC 606 effective February 1, 2018, the disclosures here should address your revenue recognition policies and disclosure requirements under the guidance in ASC 606. Please revise accordingly.

We have removed all language in reference to ASC 605. We had previously removed it under Amendment #4, but was asked verbally to include it in Amendment #5. We are once again removing all reference language to ASC 605 and shortening our revenue disclosure to the appropriate language referencing ASC 606.

Our Revenue Recognition for the quarter ending April 30, 2018 which fulfills the requirements of disclosure now reads as follows:

Revenue Recognition Policies

We intend to earn revenue from the subscription, non-software related hosted services, term-based and perpetual licensing of software products, associated software maintenance and support plans, consulting services, training, and technical support.

On February 1, 2018, we adopted Topic 606, using the modified retrospective transition method applied to those contracts whic were not complet  as of February 1, 2018. Results for reporting periods beginning after February 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on February 1, 2018.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

             • identification of the contract, or contracts, with a customer;

             • identification of the performance obligations in the contract;

             • determination of the transaction price;

             • allocation of the transaction price to the performance obligations in the contract; and

             • recognition of revenue when, or as, we satisfy a performance obligation.

Note 10. Subsequent Events, page F-25

3. We note you intend to liquidate the 35 ATMs currently in your possession. Please tell us how you accounted for these ATMs under the guidance in ASC 360-10-35. Specifically, revise to address how you considered whether these assets should be impaired given your departure from this business and sale of the ATMs without manufacturer support from KrypNetwork.

We have not discontinued operations of the ATM’s, they were never in operation.  Furthermore, the units were not manufactured by KrypNetwork.  As such, we do not require support from KrypNetwork as the manufacturer.  The ATM’s have universal features that ensure they are viable products that can be sold.  We have subsequently converted them into “Held for Sale” where they will remain until they are sold within the next 12 monthsfor profit, .in accordance with ASC 360-10-35-43, Accounting While Held for Sale.

We have modified Note 10 of our financial statements ending April 30, 2018 to read as follows:

Note 10. Subsequent Events

In May 2018 the company accepted 10 Krytp ATM’s in exchange for payment of the $108,196 Account Receivable with Kryp Network LLC, which has ceased operations. We intend to liquidate the 62 ATM machines in our possession within the following year and have accounted for the items under Held for Sale in accordance with ASC 360-10-35-42.

Telephonic points of emphasis on specific changes that needed to be included in the Form S-1 amended filing.

The following changes were made to the Form S-1:

We have attached the legal opinion of Thomas G. Amon.

We have added the following language to the MDA section of the S-1 to include the following concerning KrypNetwork:

Plan of Operations

We will continue to provide advertising, marketing, brand development to clients in multiple industries including those companies that may own Digital Assets.  The Company will review each client, seek legal counsel review, review the listing on a registered national securities exchange or alternate trading platform, and consider regulatory requirements, prior to providing services and accepting payment in the form of a Digital Asset or cryptocurrency.  We will not make any determinations considering the classification of Digital Assets or Cryptocurrencies of our clients.  Not all Digital Assets are considered cryptocurrencies and may be securities or other type of assets.  Currently we own no Digital Assets or cryptocurrencies. Our software will be utilized to grow our database of potential end-users to promote and advertise our clients. We will continue to provide consulting services in the development of marketing strategies for our clients.  While we currently own 62 ATM machines, it is our intent to liquidate these assets, as the operation of ATM machines is not currently part of our short term or long term strategic goals.  The ATM’s were initially designed for KrypNetwork, a company seeking to do an ICO in support of providing cryptocurrency ATM’s to the general public.  KrypNetwork is no longer conducting business or seeking to complete an ICO.  We currently are holding the assets for sale which we plan to complete within the next year.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer

2